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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                                Commission File Number 000-26857

                           NOTIFICATION OF LATE FILING

(CHECK ONE):  [ ] Form 10-K   [ ] Form 11-K   [ ] Form 20-F  [X] Form 10-Q
                  and Form 10-KSB                                and Form 10-QSB

[ ] Form N-SAR
         For Period Ended: _____________________________________________________
[ ] Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
          For the Transition Period Ended: NOT APPLICABLE

 (READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE).

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: NOT APPLICABLE

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant: THE ROSE GROUP CORPORATION OF NEVADA

Former Name (IF APPLICABLE): NOT APPLICABLE

Address of Principal Executive Office (STREET AND NUMBER): 1748 INDEPENDENCE BOULEVARD, BUILDING A

City, State and Zip Code: SARASOTA, FLORIDA 34234-4760

                                     PART II
                             RULE 12B-25(B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (CHECK BOX IF APPROPRIATE).

    [X]  (a)  The reasons described in reasonable detail in
              Part III of this form could not be eliminated without reasonable effort or expense;

    [X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    [ ]  (c)  The accountant's statement or other exhibit
              required by Rule 12b-25(c) has been attached, if
              applicable.
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                                    PART III
                                    NARRATIVE

       State below in reasonable detail the reasons why the Form 10-QSB could not be filed within the prescribed time period.

               The Company relies upon its general counsel to maintain certain business and financial information relevant and necessary to include in the Company's quarterly financial statements to accurately report the Company's results of operations and the Company has not been able to obtain such information in a timely manner in order to file the Form 10-QSB by the deadline.

                                     PART IV
                                OTHER INFORMATION

       (1) Name and telephone number of person to contact in regard to this notification.

       SHELDON R. ROSE                     (941) 359-1795
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           (NAME)                          (AREA CODE)   (TELEPHONE NUMBER)

       (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [X] Yes [ ] No

       (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                      THE ROSE GROUP CORPORATION OF NEVADA
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                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   MAY 12, 2000                          By: /s/ SHELDON R. ROSE
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                                    ATTENTION

       Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).